EX-FILING FEES
Calculation of Filing Fee Table

Form Schedule TO
(Form Type)

Priority Income Fund, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be paid	$24,915,367.90(1)	$147.60	$3,677.51(2)
Fees Previously Paid	$14,859,571.88		$2,193.27(3)
Total Transaction Valuation	$24,915,367.90
Total Fees Due for Filing			$3,677.51
Total Fees Previously Paid			$2,193.27
Total Fee Offsets			—
Net Fee Due			$1,484.24

(1) The Registrant previously offered to purchase up to 1,347,196 shares worth of its issued and outstanding common stock, par value $0.01 per share (“Shares”). The Registrant subsequently increased its offer to purchase to 2,337,277 Shares at a price equal to the net asset value per Share as of July 31, 2024 of $10.66.
(2) Calculated as 100% of the Transaction Valuation.
(3) Paid in connection with the Registrant’s filing of a Schedule TO on June 21, 2024.